02043418

1-14860

No. 30/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

PROCESSED
AUG 09 2002
THOMSON
FINANCIAL

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: August 6, 2002

RECD S.E.C.
AUG 07 2002
1086

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

swisscom

SWX message

Capital reduction

Resolution of the General Shareholders' Meeting

The General Shareholders' Meeting of Swisscom Ltd, Bern, of 30 April 2002 has decided to destroy repurchased shares with a nominal value of CHF 124 894 563, to reduce the nominal value of the share from CHF 17 to CHF 9 and to pay out a capital reduction sum to shareholders. Share capital will be reduced from CHF 1 250 350 000 to CHF 595 829 349 and will henceforth consist of 66 203 261 registered shares with a nominal value of CHF 9.00.

Pay-out

The amount of CHF 8.00 net per registered share will be paid out in Switzerland at no charge without deduction of Swiss withholding tax on Tuesday, 13 August 2002. The capital reduction payment will be credited directly to shareholders' accounts by their bank.

Conversion of trading price

The registered shares of Swisscom Ltd will be traded at a new nominal value of CHF 9.00 as of 13 August 2002.

lle Eintragungen

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
1			Ambrosetti, Franco, von Lugano, in Magliaso	Mitglied	ohne Zeichnungsberechtigung
1			Demierre, Jacqueline, von Montet (Glâne), in Ittigen	Mitglied	ohne Zeichnungsberechtigung
1			Hofmann, Ernst, von Weggis, in Bern	Mitglied	ohne Zeichnungsberechtigung
1			Huy, Rose Gerrit, von Deutschland, in Stuttgart (D)	Mitglied	ohne Zeichnungsberechtigung
1			Küpfer, Peter, von Basel und Steffisburg, in Zollikerberg	Mitglied	ohne Zeichnungsberechtigung
1			Woelki, Helmut, von Deutschland, in Kronberg (D)	Mitglied	ohne Zeichnungsberechtigung
1		8m	~~Alder, Jens, von Gais, in Wohlen AG~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
1			Bult, Adrian, von Basel, in Basel	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
1		8	~~Frei, Walter, von Opfikon, in Schönbühl Urtenen~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
1		5	~~Hedberg, Jeffrey Alan, von den Vereinigten Staaten von Amerika, in Höfen bei Thun~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
1		14	~~Karrer, Heinz, von Andelfingen, in Russikon~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
1		11	~~Koechlin, Dominik, von Basel, in Riehen~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
1		8m	~~Probst, Pierre André, von Finsterhennen, in Versoix~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
1		8	~~Reis, Anton Robert (genannt Tony), von Weggis und Menznau, in Meggen~~	~~Vorsitzender der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
1		14	~~Schnell, David J., von Berg SG, in Uster~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
1		2	~~Sollberger, Peter, von Bolligen, in Bolligen~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
1		12	~~Aebi, Thomas, von Affoltern im Emmental, in Ittigen~~		~~Kollektivunterschrift zu zweien~~
1		12	~~von Arx, Anton, von Niederbuchsiten, in Wisen SO~~		~~Kollektivunterschrift zu zweien~~
1		10	~~Bischof, Thomas, von Stein SG, in Lausanne~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Beccali, Roger, von Zürich, in Dübendorf~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Meylan-Bracchi, Odile, von Nürensdorf und Le Chenit, in Farvagny-le-Grand~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Bühler, Thomas, von Menznau und Wolhusen, in Menznau~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Comte, Serge, von Romont FR, in Genève~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Defago, Daniel Louis, von Val-d'Illiez, in Veyras~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Eberhart, Jürg, von Grafenried, in Bätterkinden~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Foletti, Luciano, von Brione (Verzasca), in Manno~~		~~Kollektivunterschrift zu zweien~~
1		6	~~Fränkl, Charles, von Egerkingen, in Oberengstringen~~		~~Kollektivunterschrift zu zweien~~
1			Grossenbacher, Beat, von Hasle bei Burgdorf, in Wabern		Kollektivunterschrift zu zweien
1		8	~~Hahn, Frédéric, von Prilly, in Prilly~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Haldemann, Patrice, von Eggiwil, in Tannay~~		~~Kollektivunterschrift zu zweien~~
1		14	~~Held, Reto, von Malix, in Chur~~		~~Kollektivunterschrift zu zweien~~
1		10	~~Heutschi, Walter, von Balsthal, in Jegenstorf~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Huber, Ernst, von Schöfflisdorf, in Buochs~~		~~Kollektivunterschrift zu zweien~~
1		2	~~Kohler, Armin, von Pfäfers, in Mels~~		~~Kollektivunterschrift zu zweien~~
1		12	~~Kuster, Kurt, von Diepoldsau, in Igis~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Lamberti, Paolo, von Bellinzona, in Gravesano~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Leu, Peter, von Hemmental, in Murten~~		~~Kollektivunterschrift zu zweien~~
1		11	~~Losinger, Lars, von Bern, in Bern~~		~~Kollektivunterschrift zu zweien~~

Handelsregister Bern-Mittelland - Hauptregister

rmennummer	Rechtsnatur	Eintragung	Löschung	Uebertrag	
-035.8.018.212-7	Spezialgesetzliche Aktiengesellschaft gemäss TUG vom 30.4.1997	27.07.1998		von: auf:	1

le Eintragungen

Lö	Firma oder Name
	Swisscom AG (Swisscom SA) (Swisscom Ltd.)

Ref	Sitz
1	Ittigen

f	Kapital (CHF)	Liberierung(CHF)	Stückelung
	~~1'650'000'000.--~~	~~1'650'000'000.--~~	~~33'000'000 Namenaktien zu CHF 50.--~~
			~~66'000'000 Namenaktien zu CHF 25.--~~
	~~1'838'750'000.--~~	~~1'838'750'000.--~~	~~73'550'000 Namenaktien zu CHF 25.--~~
	~~1'250'350'000.--~~	~~1'250'350'000.--~~	~~73'550'000 Namenaktien zu CHF 17.--~~
	595'829'349.--	595'829'349.--	66'203'261 Namenaktien zu CHF 9.--

:	PS-Kapital (CHF)	Liberierung(CHF)	Partizipationsscheine

Ref	Adresse der Firma
1	Alte Tiefenaustrasse 6 Worblaufen Post: 3050 Bern

Lö	Zweck
	Im In- und Ausland Fernmelde- und Rundfunkdienste sowie damit zusammenhängende Produkte und Dienstleistungen anbieten; sie kann sich an andern Gesellschaften beteiligen und Grundstücke erwerben.

Ref	Adresse der Verwaltung

Lö	Bemerkungen
	Mitteilungen an die Aktionäre: durch Publikation im SHAB oder durch Brief. Namenaktien vinkuliert gemäss Statuten. Fusion gemäss Art. 748 OR aufgrund des Fusionsvertrages vom 15.6.1999 und Bilanz per 31.12.1998 mit der "Unisource Business Networks (Schweiz) AG", in Ittigen, deren Aktiven von CHF 86'468'783.-- und Passiven von CHF 29'713'283.-- durch Universalsukzession auf die Swisscom AG übergehen. Keine Kapitalerhöhung, da die übernehmende Gesellschaft bereits Eigentümerin sämtlicher Aktien der übernommenen Gesellschaft ist. Kapitalherabsetzung vom 29.5.2001: Der Nennwert der 73'550'000 Namenaktien zu CHF 25.-- wird herabgesetzt auf CHF 17.-- und je CHF 8.-- zurückbezahlt; die Beachtung der gesetzlichen Vorschriften wird gemäss Art. 734 OR mit öffentlicher Urkunde vom 23.8.2001 festgestellt. Bei der Kapitalherabsetzung vom 30.4.2002 werden 7'346'739 Namenaktien zu CHF 17.-- vernichtet und zurückbezahlt sowie der Nennwert der 66'203'261 Namenaktien zu CHF 17.-- herabgesetzt auf CHF 9.-- und je CHF 8.-- zurückbezahlt; die Beachtung der gesetzlichen Vorschriften von Art. 734 OR wird mit öffentlicher Urkunde vom 29.7.2002 festgestellt.

Ref	Statutendatum
1	13.05.1998
3	26.08.1998
4	01.10.1998
9	30.05.2000
13	29.05.2001
15	30.04.2002

Lö	Sacheinlagen, Sachübernahmen, beso Vorteile, Genussscheine
	Sacheinlage gemäss Art. 23 TUG und BRB vom 13.5.1998: Aktiven von CHF 15'529'896'471.-- und Passiven von CHF 13'380'221'089.-- des Fernmeldedepartementes der PTT-Betriebe zum Preis von CHF 2'149'675'382.-- gemäss Eröffnungsbilanz per 1.1.1998, wofür 33'000'000 Namenaktien ausgegeben werden.

Ref	Publikationsorgan
1	SHAB

Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung

Ref	TB-Nr	TB-Datum	SHAB	SHAB-Datum	Seite	Zei	Ref	TB-Nr	TB-Datum	SHAB	SHAB-Datum	Seite
1	3446	27.07.1998	150	06.08.1998	5430	JLM	10	3924	20.09.2000	187	26.09.2000	6571
2	3652	07.08.1998	158	18.08.1998	5702	CC	11	1058	23.02.2001	42	01.03.2001	1541
3	4057	28.08.1998	176	11.09.1998	6301	CC	12	4131	20.08.2001	163	24.08.2001	6515
4	4665	01.10.1998	200	15.10.1998	7066	TP	13	4252	27.08.2001	168	31.08.2001	6735
5	5651	01.12.1998	237	07.12.1998	8338	IN	14	3927	12.07.2002	137	18.07.2002	4
6	*1871*	*14.04.1999*	75	*20.04.1999*	2552	TP	15	4242	*29.07.2002*	**(Genehmigung EHRA)**		
7	2801	17.06.1999	119	23.06.1999	4192							
8	1410	06.04.2000	73	12.04.2000	2459							
9	3176	08.08.2000	156	14.08.2000	5518							

Ae	Lö	Personalangaben	Funktion	Zeichnungsart
		Rauh, Markus Dr., von St. Gallen, in Mörschwil	Präsident	Kollektivunterschrift zu zweien
		Richoz, André Dr., von Vauderens, in Veyrier	Vizepräsident	Kollektivunterschrift zu zweien
		Rosenberg, Felix, von Beinwil am See, in Frauenfeld	Mitglied	Kollektivunterschrift zu zweien

Alle Eintragungen

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
1		8	~~Marthaler, Thomas, von Winterthur und Bülach, in Villars-sur-Glâne~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Meierhofer, Daniel, von Zürich, in Langenthal~~		~~Kollektivunterschrift zu zweien~~
1		8	~~Nançoz, Joseph, von Conthey, in Givisiez~~		~~Kollektivunterschrift zu zweien~~
1			Niemack, Andreas, von Deutschland, in Rapperswil BE		Kollektivunterschrift zu zweien
1		14	~~Ogi, Christoph, von Frutigen, in Spiez~~		~~Kollektivunterschrift zu zweien~~
1		11	~~Riedweg, Walter, von Luzern, in Thörishaus~~		~~Kollektivunterschrift zu zweien~~
1		11	~~Rossier, Alain, von Lovens, in Ittigen~~		~~Kollektivunterschrift zu zweien~~
1			Rumo, Gabriel, von Giffers, in Fribourg		Kollektivunterschrift zu zweien
1		2	~~Schmid, Albert, von Basel, in Gümligen~~		~~Kollektivunterschrift zu zweien~~
1			Schwab, Daniel, von Gals, in Albligen		Kollektivunterschrift zu zweien
1		8	~~Weber, Felix, von Solothurn, in Ipsach~~		~~Kollektivunterschrift zu zweien~~
1			Zaugg, Rolf, von Lützelflüh, in Spiegel bei Bern		Kollektivunterschrift zu zweien
1		9	~~Revisuisse Price Waterhouse AG, in Bern~~	~~Revisionsstelle~~	
6		12	~~Somerville, Lorne, von Grossbritannien, in Bern~~		~~Kollektivunterschrift zu zweien~~
6		14m	~~Rötheli, Jürg, von Hägendorf, in Solothurn~~		~~Kollektivunterschrift zu zweien~~
	8		Alder, Jens, von Gais, in Wohlen AG	Vorsitzender der Geschäftsleitung	Kollektivunterschrift zu zweien
8		11	~~Marx, Jürg, von Zürich, in Oberrohrdorf~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
8		14m	~~Schloter, Carsten, von Deutschland, in Ostfildern (D)~~	~~Mitglied der Geschäftsleitung~~	~~Kollektivunterschrift zu zweien~~
8		11	~~Dorrer, Oskar, von Oberglatt, in Birmenstorf AG~~		~~Kollektivunterschrift zu zweien~~
8		12	~~Fäh, Felix, von Benken SG, in Ebmatingen~~		~~Kollektivunterschrift zu zweien~~
8			Joss, Hans Ulrich, von Bern und Oberburg, in Worb		Kollektivunterschrift zu zweien
8		12	~~Meier, Stefan, von Wädenswil, in Zug~~		~~Kollektivunterschrift zu zweien~~
	8	11	~~Probst, Pierre André, von Finsterhennen, in Versoix~~		~~Kollektivunterschrift zu zweien~~
8		14m	~~Quadri, Hans Peter, von Zürich und Origlio, in Schwyz~~		~~Kollektivunterschrift zu zweien~~
8		12	~~Schneider, Jochen, von Deutschland, in Magglingen~~		~~Kollektivunterschrift zu zweien~~
8		11	~~de Ven, Teun, von den Niederlanden, in Küsnacht~~		~~Kollektivunterschrift zu zweien~~
8		12	~~Weber, Max, von Zürich, in Oberdorf SO~~		~~Kollektivunterschrift zu zweien~~
8			de Weck, Jean-Paul, von Freiburg, in Rosé		Kollektivunterschrift zu zweien
8			Zwimpfer, Jakob, von Kilchberg ZH, in Thalwil		Kollektivunterschrift zu zweien
8					
9			PricewaterhouseCoopers AG, in Bern	Revisionsstelle	
0		14	~~Kick, Markus Dr., von Kesswil, in Zürich~~		~~Kollektivunterschrift zu zweien~~
0			Rossi, Mario, von Bischofszell und Brusino Arsizio, in Feldmeilen		Kollektivunterschrift zu zweien
0		14	~~Wohlkinger, Norbert, von Bätterkinden, in Utzenstorf~~		~~Kollektivunterschrift zu zweien~~
1			Fischer, René, von Neuenhof, in Zufikon		Kollektivunterschrift zu zweien
1			Baumann, Jörg, von Schafisheim, in Bern		Kollektivunterschrift zu zweien
2			Dill, Markus, von Pratteln, in Münchenbuchsee		Kollektivunterschrift zu zweien
2		14m	~~Nünlist, Stefan Michael, von Oensingen und Oberbuchsiten, in Olten~~		~~Kollektivunterschrift zu zweien~~
2			Pfeiffer, Günter, von Deutschland, in Gunten		Kollektivunterschrift zu zweien

I-035.8.018.212-7	Swisscom AG	Ittigen	4

.le Eintragungen

i	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
		14m	~~Santona, Mauro, von Italien, in Tafers~~		~~Kollektivunterschrift zu zweien~~
		14m	~~Shipton, Michael, von Lajoux und Basel und Grossbritannien, in Oberdiessbach~~		~~Kollektivunterschrift zu zweien~~
		14	~~Tuerk, Christian, von Österreich, in Bern~~		~~Kollektivunterschrift zu zweien~~
			Dietiker, Ulrich, von Thalheim AG, in Rupperswil	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
			Häberling, Esther, von Ottenbach und Zürich, in Zürich	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
			Stahlberger, Urs, von St. Gallen, in Thalwil	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
			Steiner, Werner, von Trub, in Zollikofen	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
			Hintermann, Christian Thomas, von Zürich, in Zürich		Kollektivunterschrift zu zweien
	14		Nünlist, Stefan Michael, von Oensingen und Oberbuchsiten, in Olten	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
	14		Quadri, Hans-Peter, von Zürich und Origlio, in Schwyz	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
	14		Rötheli, Jürg, von Hägendorf, in Solothurn	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
	14		Santona, Mauro, italienischer Staatsangehöriger, in Tafers	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
	14		Shipton, Michael Stanley, von Lajoux JU und Basel und britischer Staatsangehöriger, in Oberdiessbach	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
	14		Schloter, Carsten, deutscher Staatsangehöriger, in Tafers	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien

Bern, 30.07.2002 07:18

Dieser Auszug aus dem kantonalen Handelsregister hat ohne die nebenstehende Originalbeglaubigung keine Gültigkeit. Er enthält alle gegenwärtig für diese Firma gültigen Eintragungen sowie allfällig gestrichenen Eintragungen. Dieser Auszug wurde vor Publikation im Schweizerischen Handelsamtsblatt und nach Genehmigung der letzten Eintragung durch das Eidg. Amt für das Handelsregister ausgestellt.

BEGLAUBIGT

30. JULI 2002

Handelsregisteramt Bern-Mittelland

Articles of Incorporation

of

Swisscom AG

1. Name, Registered Office and Duration

Under the name

Swisscom AG
Swisscom SA
Swisscom Ltd

there exists a joint-stock corporation pursuant to Art. 2 ff. of the TUG (Telecommunications Enterprise Act of 30 April 1997) and the Code of Obligations with registered office in 3063 Ittigen.

The duration of the Corporation is unlimited.

2. Purpose

The purpose of the Corporation is to provide telecommunications and radiocommunication services in and outside Switzerland, and to offer products and services related thereto.

The Corporation may enter into all transactions which the business purpose entails, including the purchase and sale of real estate, the procurement and investment of funds on the money and capital markets, the establishment and purchase of interests in corporations and other means of co-operation with third parties.

3. Share capital and Shares

3.1 Share Capital, Types of Shares, Par Value and Amounts Paid in

3.1.1 The share capital of the Corporation is CHF 595,829,349 divided into 66,203,261 registered shares with a par value of CHF 9 each. The shares are fully paid in.

3.1.2 The Corporation may at any time convert registered shares into bearer shares and bearer shares into registered shares by changing the Articles of Incorporation.

3.2 Certification of Shares

3.2.1 The shareholder may at any time request the Corporation to issue a confirmation of the number of shares held by such shareholder. The shareholder is not, however, entitled to request the printing and delivery of certificates for registered shares. The Corporation may, on the other hand, at any time print and deliver certificates for registered shares, and may, with the consent of the shareholder, destroy without replacement issued certificates that are delivered to it.

3.2.2 Uncertificated registered shares, including any uncertificated rights arising therefrom, may only be transferred by assignment. The assignment must be notified to the Corporation in order to be valid.

3.2.3 Uncertificated registered shares and the pecuniary rights associated thereto may only be pledged by a written agreement, and only in favor of the bank at which the shareholder holds such shares in book-entry form. It is not necessary to inform the Corporation of the pledge.

3.2.4 In the event that shares are printed, they shall bear the signatures of two members of the Board of Directors. These signatures may be facsimile signatures.

3.2.5 The Corporation may in any event issue certificates pertaining to a number of shares.

3.3 Share Register

3.3.1 The Board of Directors shall maintain a Share Register for registered shares in which the owners and usufructuaries shall be recorded with their name and address or with their firm name and registered office.

3.3.2 Only persons who are registered in the Share Register shall be considered shareholders or usufructuaries of shares vis-à-vis the Corporation.

3.3.3 The Board of Directors shall regulate the responsibilities for maintaining the Share Register as well as the conditions and competences for acknowledging persons as shareholders or usufructuaries with or without voting rights, as well as their entry in the Share Register.

3.4 Shareholding by the Swiss Government

According to Art. 6 para. 1 TUG, the Swiss Confederation holds the majority of voting rights and capital of the Corporation.

3.5 Transfer Restrictions

3.6.1 As long as the shares of the Corporation are not listed on an exchange, there is no restriction on their transferability.

3.6.2 After listing of the shares on the exchange, the following rules shall apply:

a. The Board of Directors may refuse the approval of an acquirer of shares as a shareholder or usufructuary with voting rights if the holding of this shareholder, together with his shares already registered with voting rights in the Share Register, exceeds the limit of 5 % of all registered shares recorded in the Commercial Register. As to the excess shares, the acquirer will be registered in the Share Register as a shareholder or usufructuary without voting rights.

   The Board of Directors may approve an acquirer of shares with more than 5 % of all registered shares as a shareholder or usufructuary with voting rights in particular in the following exceptional cases:

   (1) in case of the acquisition of shares due to a merger or combination of businesses;

   (2) in case of the acquisition of shares due to a contribution in kind or a share exchange;

   (3) for the foundation of a long-term co-operation or a strategic alliance by equity interest.

   Legal entities and business associations that are linked together by capital, voting power, management or in another manner, as well as all persons, entities and partnerships that are acting in concert by agreement, syndicate or in another manner with a view to circumvent the percentage limit, shall be deemed as one person.

b. The restriction of letter a) also applies, subject to Art. 652b para. 3 and 653c para. 3 CO, in the case of acquisition of registered shares by exercise of subscription, option and conversion rights. The restriction shall not apply in an acquisition as a result of inheritance, the apportionment of an estate or matrimonial law.

c. The Board of Directors may refuse the recognition and registration as a shareholder or usufructuary with voting rights if an acquirer of shares does not expressly state on request that he has acquired the shares or the usufruct of the shares in his own name and for his own account.

d. The Board of Directors may delete the entry of a shareholder with voting rights in the Share Register after hearing the concerned party if the acquirer has obtained said entry by giving false information, in which case he shall be recorded as a shareholder without voting rights. The acquirer must be immediately informed of the deletion of the entry.

3.6 Facilitation of Exchange Trading of Shares

In order to facilitate the trading of the shares on the exchange, the Board of Directors may, by means of regulations or by way of agreements, allow the fiduciary registration of registered shares with voting rights exceeding the limit mentioned in section 3.5 by fiduciaries who declare their status as fiduciary (nominees, ADR-Depositary Banks). These parties must be subject to supervision by a banking or financial market supervisory authority or otherwise offer assurance of proper business conduct, must act for the account of one or several parties unrelated to each other, and must be able to disclose to the Corporation the names, addresses and the amount of shareholdings of the beneficial owners of the shares.

4. The Bodies of the Corporation

The bodies of the Corporation are:

a. Shareholders' Meeting

b. Board of Directors

c. Executive Board

d. Auditors

5. Shareholders' Meeting

5.1 Powers of the Shareholders' Meeting

The Shareholders' Meeting is the supreme body of the Corporation. It has the following powers:

a. Establishment and alteration of the Articles of Incorporation;

b. Election and dismissal of the members of the Board of Directors, the statutory auditors and the group auditors;

c. Approval of the annual report and the consolidated financial statements;

d. Approval of the annual financial statements as well as resolutions on the allocation of the balance sheet profits, in particular the determination of dividends;

e. Release of the members of the Board of Directors and the Executive Board;

f. Resolutions on those matters which are the prerogative of the Shareholders' Meeting by virtue of the law and the Articles of Incorporation.

5.2 Meetings

5.2.1 The ordinary Shareholders' Meeting shall take place annually within six months after the end of the fiscal year.

5.2.2 Extraordinary Shareholders' Meetings shall be called as often as may be necessary, in particular in the cases provided for by law.

5.2.3 The Board of Directors must convene extraordinary Shareholders' Meetings upon request by shareholders who represent at least ten percent of the share capital. Such request must be in writing and must state the items to be put on the agenda as well as the corresponding motions.

5.3 Convocation

5.3.1 The Shareholders' Meeting is convened by the Board of Directors, if necessary by the auditors.

5.3.2 The Shareholders' Meeting is called at least 20 days before the date of the meeting by communication in the means of publication of the Corporation. The convocation may, in addition, be made by a letter (registered or ordinary mail) to all registered shareholders at the addresses recorded in the Share Register.

5.3.3 The notice of the meeting shall set forth the items on the agenda as well as the motions of the Board of Directors and of the shareholders who have requested that a Shareholders' Meeting be called or an item be placed on the agenda.

5.4 Agenda, Right to Put forward Motions

5.4.1 Resolutions on matters which have not been announced in conformity with the procedures outlined in section 5.3 may be not passed, except in a meeting where all shareholders are present. This provision shall not apply to proposals to convene an extraordinary Shareholders' Meeting or to initiate a special audit.

5.4.2 On the other hand, no previous announcement is necessary to put forward motions concerning items already on the agenda and to debate issues without passing a resolution.

5.4.3 Shareholders who represent shares with a par value of at least CHF 360,000 may request that a motion is placed on the agenda. The request must be communicated to the Board of Directors in writing, by stating the item on the agenda and the corresponding motion, at least 45 days prior to the Shareholders' Meeting.

5.5 Presentation of the Business Report and the Auditors' Report

The business report and the report of the auditors together with the auditors' report on the consolidated financial statements must be presented at the headquarters of the Corporation to the shareholders for inspection at least 20 days before the ordinary Shareholders' Meeting. Reference must be made in the invitation for the Shareholders' Meeting to this presentation as well as to the right of the shareholders to request to be delivered these documents.

5.6 Conduct of Shareholders' Meetings

5.6.1 The Chairman shall chair the Shareholders' Meeting. In the event that he is unable to do so, another member of the Board of Directors or another person elected by the Shareholders' Meeting shall be Chairman for the duration of the Meeting.

5.6.2 The Chairman shall designate the secretary and the vote counters, who need not to be shareholders. He shall be responsible for the minutes, which shall be signed by the Chairman and the secretary.

5.7 Resolutions

5.7.1 Every share registered with voting rights in the Share Register of the Corporation shall be entitled to one vote.

5.7.2 Every shareholder may be represented at the Shareholders' Meetings by another shareholder with voting rights who has to present a written power of attorney.

5.7.3 The Shareholders' Meeting passes resolutions and conducts its elections with an absolute majority of the votes validly cast, provided the law or the Articles of Incorporation do not contain other provisions.

5.7.4 In the case of elections, if in the first round of voting a majority is not reached, then a second round of voting shall take place in which the relative majority shall be decisive.

5.7.5 The Chairman does not have a casting vote.

5.7.6 The Chairman shall determine the voting procedure for holding elections and passing resolutions. He may adopt an electronic voting procedure. If elections and resolutions are not held or taken by using an electronic voting procedure, shareholders with at least 10 % of the share capital or having shares with a nominal value of at least CHF 360,000 may request a written ballot.

5.8 Special Decision Quorums

In addition to Art. 704 CO, a resolution of the Shareholders' Meeting must be passed by at least two-thirds of the represented votes and the absolute majority of the represented par values for:

a. introduction of restrictions on voting rights;

b. conversion of registered shares into bearer shares and vice versa;

c. modifications of this provision.

6. Board of Directors

6.1 Composition, Election and Constitution

6.1.1 The Board of Directors shall consist of seven to nine members.

6.1.2 It shall, as a rule, be elected by the ordinary Shareholders' Meeting for a period of two years of office, subject to prior resignation or removal. The term of office of members of the board shall commence upon election. A year of office is taken to be the period of time from one ordinary Shareholders' Meeting until the closing of the next ordinary Shareholders' Meeting. Members of the Board of Directors who have reached the age of 70 shall retire from the Board of Directors upon the date of the next ordinary Shareholders' Meeting. Members may serve a maximum of eight years of office on the Board of Directors.

6.1.3 The Swiss Confederation has the right to delegate two members of the Board of Directors and to remove them if neces-

sary. The delegation shall be for a period of two years of office and can be renewed. If a delegate has served on the Board of Directors for eight years of office the delegation will no longer be renewed, unless the Federal Council decides on an exceptional renewal of term. A year of office is taken to be the period of time from one ordinary Shareholders' Meeting until the closing of the next ordinary Shareholders' Meeting. The members of the Board of Directors delegated by the Swiss Confederation have the same rights and obligations as the members elected by the Shareholders' Meeting.

6.1.4 The Board of Directors of the Corporation shall also include two representatives of the employees (appropriate representation according to Art. 9 para. 3 TUG). The employees of the Corporation have the right to propose candidates for the election.

6.1.5 The Shareholders' Meeting appoints the Chairman of the Board of Directors. All further organizational matters within the Board of Directors shall be decided by the Board of Directors.

6.2 Powers and Duties

6.2.1 The Board of Directors is entrusted with the ultimate direction of the Corporation and the supervision of the Executive Board. It represents the Corporation toward third parties and attends to all matters which are not reserved to another body of the Corporation by law, the Articles of Incorporation or the regulations.

6.2.2 The Board of Directors delegates, in accordance with Art. 10 para. 1 TUG, the executive management of the business of the Corporation to the Executive Board. The Board of Directors shall enact Management and Board Regulations to this effect and shall arrange for the appropriate contractual relationships.

6.2.3 The Board of Directors has the following non-delegable and irrevocable duties:

a. Ultimate direction of the Corporation and issuance of the necessary directives;

b. Determination of the organization;

c. Organization of the accounting, the financial control, as well as the financial planning;

d. Appointment and dismissal of the persons entrusted with management, and the persons with signatory powers;

e. Ultimate supervision of the persons entrusted with the management, in particular with respect to compliance with the law, the Articles of Incorporation, regulations and directives;

f. Preparation of the business report, as well as the Shareholders' Meeting and implementation of the latter's resolution;

g. Notification of the court in the event liabilities exceed assets;

h. Decision on authorized capital increases;

i. Passing of implementing resolutions on ordinary, authorized and conditional capital increases, and resolution on the amendments to the Articles of Incorporation and the reports on the capital increases related thereto;

j. Examination of the professional qualifications of the specially qualified Auditors.

6.3 Passing of Resolutions

6.3.1 The organization of the meetings, the quorum and the passing of resolutions of the Board of Directors shall be set forth in the Management and Board Regulations of the Board of Directors.

6.3.2 The Chairman has the casting vote.

6.3.3 Minutes shall be kept of the deliberations and resolutions of the Board of Directors. The minutes shall be signed by the Chairman and the secretary of the Board of Directors.

6.4 Remuneration

The members of the Board of Directors are entitled to reimbursement of all expenses incurred in the interests of the Corporation, as well as a remuneration for their services that is adequate in view of their function and responsibility. The amount of the remuneration due shall be fixed by the Board of Directors.

7. Executive Board

According to Art. 10 para. 1 TUG, the Executive Board, whose members are elected by the Board of Directors, is in charge of the executive management of the business of the Corporation.

The Executive Board shall consist of one or several members who may not simultaneously be members of the Board of Directors. Exceptions are permitted for a limited period of time in extraordinary circumstances. The members of the Executive Board need not be shareholders.

8. Auditors

The Shareholders' Meeting shall elect annually one or several persons or entities as auditors who must fulfill the particular professional requirements pursuant to Art. 727b CO. The auditors shall have the powers and duties as provided for by law.

The Shareholders' Meeting shall elect annually one or several persons or entities as group auditors. The group auditors may be the same persons who function as statutory auditors.

9. Fiscal Year

The fiscal year ends as per 31 December of each year, ending for the first time on 31 December 1998.

10. Allocation of Profits

The Shareholders' Meeting shall decide on the allocation of the balance sheet profits taking into consideration all statutory requirements (Art. 14 TUG and Art. 671 CO).

Dividends which have not been paid within five years after falling due will be retained by the Corporation.

11. Contribution in kind

Pursuant to Art. 23 TUG, the Corporation assumes and will continue assets in the amount of CHF 15,529,896,471 and liabilities in the amount of CHF 13,380,221,089 of the telecommunications department of the PTT Services in accordance with the decision by the Federal Council of 13 May 1998 (Art. 21 TUG) at a price of Fr. 2,149,675,382 as set forth in the opening balance sheet as per 1.1.1998, for which 33,000,000 registered shares have been issued.

12. Communications and Notifications

Communications to the shareholders and notifications shall be made through publication in the Swiss Official Commercial Gazette. The Board of Directors may determine further means of publication. Communications to the registered shareholders may, subject to Article 5.3, instead be validly made by letter (registered or ordinary mail) to the addresses shown in the Share Register.

13. Grammatical gender

In these Articles of Incorporation, each title and function designation in the generic masculine is equally applicable to both sexes.

These Articles of Incorporation have been definitively approved by the Federal Council on 13 May 1998.

The present Articles of Incorporation have been revised by the extraordinary Shareholders' Meeting on 26 August 1998.

Berne, 26 August 1998

For the Shareholders' Meeting
The Chairman:

signed Gygi

The present Articles of Incorporation have been revised by the Board of Directors at its meeting of 1 October 1998.

Berne, 1 October 1998

For the Board of Directors:
The Chairman of the meeting:

signed Küpfer

The present Articles of Incorporation have been revised by the ordinary Shareholder's Meeting on 30 May 2000.

Zurich, 30 May 2000

for the Shareholder's Meeting:

The Chairman:

signed Rauh

The present Articles of Incorporation have been revised by the ordinary Shareholder's Meeting on 29 May 2001.

Zurich, 29 May 2001

for the Shareholder's Meeting:

The Chairman:

signed Rauh

The present Articles of Incorporation have been revised by the ordinary Shareholder's Meeting on 30 April 2002.

Zurich, 30 April 2002

For the Shareholder's Meeting:

The Chairman:

signed Rauh

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISSCOM AG
Group Legal Services

By: ....
Name: Stephan Wiederkehr
Title: Senior Counsel
Head of GLS-Corporate & Financial Law

Date: August 6, 2002